Exhibit (d)(5)

EXCLUSIVITY AGREEMENT

This EXCLUSIVITY AGREEMENT (this “Agreement”), dated August 16, 2018 (the “Effective Date”), is made by and between CafePress Inc. (the “Company”), and District Photo, Inc. (“Buyer”).

WHEREAS, the Company and Buyer are currently engaged in discussions regarding a potential acquisition transaction (the “Proposed Transaction”) pursuant to which Buyer and/or one or more of Buyer’s affiliates would acquire (directly or indirectly) all of the equity securities, entities or assets of the Company (the “Business”); and

WHEREAS, in order to induce Buyer to expend time and resources in order to evaluate the Proposed Transaction, the Company has agreed to engage in discussions regarding the Proposed Transaction with Buyer on an exclusive basis on the terms set forth herein;

WHEREAS, in connection with the consideration of such Proposed Transaction, the Company and Buyer have entered into Confidentiality Agreements dated as of April 5, 2018 and August 16, 2018, respectively, concerning the parties furnishing certain confidential and proprietary information concerning their businesses and properties (collectively the “Confidentiality Agreement”). The exchange of any confidential or proprietary information of either Party in connection with this Proposed Transaction shall be governed by the Confidentiality Agreement. Capitalized terms used but not defined in this Agreement shall have the meaning given to them in the Confidentiality Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company and Buyer hereby agree as follow:

1.	Exclusivity.

(a)    During the Exclusivity Period (as defined below), the Company will not, and will cause its affiliates, directors, officers, employees, agents, consultants, advisors or other representatives, including outside legal counsel, accountants and financial advisors (“Representatives”) not to, directly or indirectly, take any action to encourage, initiate, solicit, entertain, negotiate, accept or discuss with any person (other than Buyer or its affiliates and Representatives) (a “Third Party”) any proposal or offer, including any existing proposal or offer, to purchase or otherwise acquire, in a single transaction or series of related transactions, all or a material portion of the equity interests of, entities, or all or substantially all of the assets or properties of (including by merger, recapitalization, arrangement, amalgamation, purchase of capital stock or other equity securities, purchase of assets, takeover bid, consolidation or otherwise) the Business (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) (for the avoidance of doubt, the Proposed Transaction with Buyer shall not be deemed an Acquisition Proposal). The Company further agrees that it will, and will cause its affiliates and Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Third Parties conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal, (ii) not provide information (including, without limitation, any non-

public financial or other confidential or proprietary information) with respect to, or afford access to the books or records of, the Company to any Third Party or entity in connection with any Acquisition Proposal and (iii) not enter into any agreement, arrangement, understanding or other contract with any Third Party (whether written or unwritten) requiring the Company to abandon, terminate or fail to consummate the Proposed Transaction.

(b)    Notwithstanding the provisions of Section 1(a), should the Company and its Representatives (i) participate in negotiations or discussions with any Third Party other than Buyer and its affiliates that has made (and not withdrawn) an unsolicited offer, indication of interest, proposal or inquiry relating to an Acquisition Proposal that the board of directors of the Company believes in good faith would reasonably be expected to result in a transaction more favorable to the stockholders of the Company than the transaction proposed by Buyer, (ii) furnish to such Third Party non-public information relating to the Company or any of its subsidiaries, assets or businesses, and afford access to the assets, business, properties, books or records of the Company or any of its subsidiaries to such Third Party, in all cases for the purpose of assisting with or facilitating an Acquisition Proposal, and/or (iii) terminate this Agreement to enter into a definitive agreement or other agreement, arrangement or understanding, including, without limitation, any letter of intent, term sheet or other similar document, relating to an Acquisition Proposal with such Third Party, then Buyer may demand reimbursement pursuant to Section 1(c) below. During the Exclusivity Period, the Company shall promptly notify Buyer of the receipt of any oral or written offer, indication of interest, proposal or inquiry relating to an Acquisition Proposal, such notice to include the material terms thereof. During the Exclusivity Period, the Company shall exclusively provide, and shall cause its Representatives to provide, Buyer with reasonable and customary assistance in the completion of Buyer’s due diligence.

(c)    If the Company takes action pursuant to Section l(b)(i) or (ii), or terminates this Agreement pursuant to Section l(b)(iii), the Company shall promptly reimburse Buyer, upon demand, its reasonable and documented out-of-pocket expenses incurred in connection with its consideration of the Proposed Transaction, such reimbursement to include the reasonable and documented expenses of its legal, accounting and financial advisors; provided that the maximum amount of expenses subject to reimbursement hereunder shall not exceed U.S. $200,000.

(d)    For purposes of this Agreement, “Exclusivity Period” shall mean the period beginning on the Effective Date and continuing until the earlier of (i) September 14, 2018 (the “End Date”) (ii) the date that Buyer notifies the Company that it no longer intends to pursue the Proposed Transaction (iii) the date that the Company terminates this Agreement pursuant to Section 1(b)(i)(ii) or (iii) and (iv) the date the parties enter into a definitive agreement with respect to the Proposed Transaction; provided however, that in the event that the Company receives from the Buyer a draft definitive agreement with respect to the Proposed Transaction that is substantially complete by 5pm Eastern time on September 14, 2018, the End Date shall automatically be extended to October 5, 2018.

2.    Amendment; Waiver. This Agreement may only be amended, modified or waived by a separate writing signed by all parties hereto that expressly amends, modifies or waives it. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver of same, nor will any single or partial exercise of same preclude any other or further exercise of same or the exercise of any other right, power or privilege under this Agreement.

3.    Severability. If a court of competent jurisdiction holds any term, provision, covenant or restriction of this Agreement invalid, void or unenforceable, the remainder of the terms, provisions; covenants and restrictions of this Agreement will remain in effect.

4.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflict-of-law principles. The parties hereto agree to submit to the jurisdiction of any state or federal court located in Wilmington, Delaware, over any action or proceeding to enforce or defend any right under this Agreement. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY LEGAL ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR THAT OTHERWISE RELATES TO THIS AGREEMENT.

5.    No Special Obligations. The parties acknowledge and agree that unless and until the execution and delivery of definitive documentation with respect to the Proposed Transaction, none of the Company, Buyer or any of their respective affiliates intends to be, nor shall any of them be, under any legal obligation of any kind whatsoever with respect to the Proposed Transaction, any other transaction or otherwise, except for the matters specifically agreed to in this Agreement. Neither the discussions or negotiations between the Parties nor this Agreement is intended to, and they do not, create any fiduciary or other special duties or obligations between the parties hereto other than those non-fiduciary obligations specifically set forth herein.

6.    Expenses. Except as provided in Section 1(c), each of the parties will be responsible for and shall pay all of its respective costs and expenses incurred in connection with the Proposed Transaction.

7.    No Third Party Beneficiaries. This Agreement is for the benefit of the parties hereto and will be binding upon and inure to the benefit of each of them and their respective successors. Nothing expressed or implied in this Agreement is intended to confer upon or give to any third party any rights or remedies.

8.    Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter set forth herein and supersedes any other agreements or understandings between the parties hereto with respect to the same.

9.    Counterparts This Agreement may be executed in any number of counterparts, including pdf, facsimile or other electronic transmission, each of which when so executed shall be deemed an original, but such counterparts shall together constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first above written.

DISTRICT PHOTO, INC.

By:	/s/ Kurt Sturn
Kurt Sturn, Director & Treasurer

CAFEPRESS INC.

By:	/s/ Fred E. Durham III
Fred E. Durham III, Chief Executive Office